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                                                         Exhibit (a)(1)(G)
                                                         [TO BE SENT VIA E-MAIL]

                               Lante Corporation
                    Stock Option Replacement Program Update

                               January 29, 2001

Subject Line:  Expanded Eligibility for Lante's Stock Option Replacement Program

As we have previously noted, when Lante announced its Stock Option Replacement Program last month it also filed the related tender offer materials with the SEC. As is common practice, the SEC has reviewed Lante's filing. Lante has addressed the SEC's comments by amending the Offer to Exchange and Letter of Transmittal that were sent to eligible employees by e-mail on December 21, 2000. These amendments include the following changes to the program:

     . Expanded Eligibility - Lante has expanded the option holders who are eligible to participate in the Stock Option Replacement Program. All option holders are now eligible to participate, regardless of their job title. Previously, only employees with titles Senior Manager or below were eligible to participate.

     . Some Option Grants are Excluded from the Program - Option holders may tender all option grants for exchange with an exercise price of at least $5.00 per share or that are required to be tendered pursuant to the six month look-back provision.

A copy of the amended Offer to Exchange and Letter of Transmittal, which replace the versions previously sent to you, are attached for your review below. For your convenience, the attached amended Offer to Exchange and Letter of Transmittal have been marked to reflect the changes from the versions previously sent to you. These tender offer materials have been archived in Midas [link to just these documents in a Notes database].

If you choose to replace your currently outstanding stock options, please keep in mind the following:

     . The deadline to participate in the Stock Option Replacement Program is 12:00 midnight, Eastern time, Friday, February 9, 2001, unless Lante extends the offer.

     . For every 3 options you turn in, you will receive 2 options with an exercise price equal to the fair market value of Lante common stock on the future grant date, which is currently scheduled to be on or about August 13, 2001.

     . Although you get the benefit of a 3-year, monthly vesting schedule for the new options you receive, no portion of the new options will be immediately exercisable, even if you surrender vested options for replacement. The 3-year, monthly vesting schedule of the new options will not begin until the new grant date of those options.

     . You may tender any of your options with an exercise price of at least $5.00 per share or options required to be tendered pursuant to the six month look-back provision. For example, if you received an option grant in November 1999 with an exercise price of $3.42 per share
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          and a grant in June 2000 with an exercise price of $20.00 per share, you may only tender the options covered by the June 2000 grant because the options granted in November 1999 have an exercise price less than $5.00 per share.

     . If you have multiple option grants and you choose not to replace all of your grants, be aware that you will be subject to a "six month look-back provision." The "six month look-back provision" will require you to replace all option grants that you received during the six months immediately prior to the expiration of the offer (currently February 9, 2001) if those grants were made subsequent to, and have an exercise price lower than the exercise price of, the grant(s) that you wish to replace. For example, if you received an option grant in August 2000 with an exercise price of $10.31 per share and a promotional grant in November 2000 with an exercise price of $1.50 per share and you wanted to tender your August 2000 option grant, you would also be required to tender your November 2000 grant for exchange even though the exercise price of the November 2000 grant is less than $5.00.

     . If you participate in the Stock Option Replacement Program, grants of stock options after the date hereof that you would otherwise be eligible to receive will be deferred until after the scheduled grant date of August 13, 2001. For example, if you participate in the Stock Option Replacement Program and are promoted on February 1, 2001, you will not receive any applicable promotion grant until after the grant date. The exercise price for any deferred grant will be the fair market value of the common stock on the day of actual grant and the vesting of any deferred grant will begin on the day of actual grant.

As a reminder, if you want to participate in the Stock Option Replacement Program, you need to fill out the attached amended Letter of Transmittal and send it by mail, fax or hand delivery to Scott Smaller, our Treasurer, no later than 12:00 midnight, Eastern time, on February 9, 2001, unless Lante extends the offer.

To Option Holders Who Have Already Tendered Options

Please note that those of you who have already tendered options are considered to be subject to the provisions of the amended Offer to Exchange and amended Letter of Transmittal and need not fill out the new amended Letter of transmittal for such options. You may, however, withdraw your tendered options at any time before the offer expires, which is currently scheduled for 12:00 midnight, Eastern time, on February 9, 2001.

For More Information

If you need more information about the Stock Option Replacement Program or would like hard copies of the tender offer materials, including the amended Offer to Exchange or amended Letter of Transmittal, please contact your benefits representative at 312-696-5000.

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